NS8 CORPORATION
                              200-1311 Howe Street
                              Vancouver, BC V6Z 2P3


                                                           February 13, 2007



VIA FACSIMILE (202-772-9210) AND EDGAR
--------------------------------------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jay Ingram, Esq.


         Re:      NS8 Corporation
                  Registration Statement on Form SB-2
                  File No. 333-130305


Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), NS8 Corporation (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4.30 p.m., Eastern Time, on Wednesday, February 14, 2007, or as soon thereafter as possible.

     We hereby acknowledge the following:

     o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




                                            NS8 CORPORATION


                                            By: /s/ Anthony Alda
                                                ------------------
                                            Name:  Anthony Alda
                                            Title: Chief Executive Officer